Exhibit 99.1

RECON TECHNOLOGY, LTD.

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing 100107

People’s Republic of China

Notice of 2017 Annual Meeting of Stockholders

To Be Held on January 26, 2018

To the Stockholders:

Recon Technology, Ltd. (the “Company,” or “we”) will hold the 2017 annual meeting of stockholders (the “Annual Meeting”) on January 26, 2018 at 9:00 a.m., Beijing Time, at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, for the following purposes:

1.	To elect one class I member of the board of directors, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2019, or until his successor is duly elected and qualified, two Class II members of the board of directors, to serve terms expiring at the Annual Meeting following the fiscal year ending June 30, 2020, or until their successors are duly elected and qualified, and one Class III member of the board of directors, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2018 or until his successor is duly elected and qualified;

2.	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018;

3.	To transact any other business as may properly come before the meeting.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The board of directors unanimously recommends that the stockholders vote “FOR” the election of the directors and vote “FOR” the ratification of the appointment of Friedman LLP.

The board of directors has established the close of business on December 29, 2017 as the “record date” that will determine the stockholders who are entitled to receive notice of, and to vote at, the Annual Meeting or at any adjournment or postponement of the Annual Meeting. The notice of the Annual Meeting, this proxy statement, the proxy card and a copy of our 2017 Annual Report on Form 20-F will be first sent or made available to stockholders on or about January 4, 2018.

Attendance at the Annual Meeting is limited to the Company’s stockholders, their proxies and invited guests of the Company.

By order of the Board of Directors,

/s/ Shenping Yin
Shenping Yin,
Chairman and Chief Executive Officer

Table of Contents

Page No.
QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE ACQUISITION	3
PROPOSAL 1: ELECTION OF DIRECTORS	6
Director Biographies	6
Board Of Directors and Corporate Governance Information	10
Management — Business History Of Executive Officers	15
Employment Agreements with the Company’s Named Executive Officers	15
Executive Compensation	16
Outstanding Equity Awards at Fiscal Year-End
Equity Compensation Plan Information
PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2018	22
Audit Committee Report and Fees Paid to Independent Registered Public Accounting Firm	22
We Recommend That You Vote for the Ratification of Friedman LLP as the Company's Fiscal 2018 Independent Registered Public Accounting Firm	24
General	25
STOCKHOLDERS SHARING AN ADDRESS	25
OTHER MATTERS TO COME BEFORE THE MEETING	25

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a stockholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to elect one Class I director, two Class II directors and one Class III director, ratify the appointment of the Company’s auditors, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable stockholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the stockholders being asked to consider?

A: The stockholders are being asked to:

1.	elect one class I member of the board of directors, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2019, or until his successor is duly elected and qualified, two Class II members of the board of directors, to serve terms expiring at the Annual Meeting following the fiscal year ending June 30, 2020, or until their successors are duly elected and qualified, and one Class III member of the board of directors, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2018 or until his successor is duly elected and qualified;

2.	ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018;

3.	transact any other business properly coming before the meeting.

Q: What are the recommendations of the boards of directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ELECTION OF ONE CLASS III MEMBER, TWO CLASS II MEMBERS AND ONE CLASS I MEMBER OF THE BOARD OF DIRECTORS AND THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S FIRM AUDITORS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting of stockholders will be held January 26, 2018 at 9:00 a.m., Beijing Time, at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China.

Q: Who is entitled to vote at the Annual Meeting?

A: The record date for the Annual Meeting is December 29, 2017. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. As of the record date there were 11,687,849 ordinary shares outstanding; however, 2,210,000 were not vested as of such time, so we base our quorum and voting approval calculations on 9,477,849 issued and outstanding shares.

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Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, the presence in person or by proxy of one-third (1/3) of our outstanding ordinary shares as of the record date will constitute a quorum at such Annual Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Nomination of Directors: The nominees receiving the highest number of "For" votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to the nominee for director.

Ratification of Appointment of Auditors: The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: Is cumulative voting permitted for the election of directors?

A: No. You may not cumulate your votes for the election of directors.

Q: How do the stockholders vote?

A: The stockholders have four voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person or at the Internet location listed on your proxy card. In addition, you may call in to the conference call for the meeting. The dial-in number in the United States is 1-866-620-9467, and the dial-in number in China is 010-95057. The password for the meeting is 97399962. Shareholders living in other countries are welcome to attend the conference call by contacting our Company at info@recon.cn.

Q: May stockholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. In addition, a representative of Friedman LLP, our independent registered public accounting firm, is expected to be present at the Annual Meeting and will be allowed the opportunity to make a statement if desired and respond to appropriate questions.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Annual meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

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Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Annual Meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

•	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending your annual or Annual Meeting, as applicable, and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The stockholders do not have appraisal rights with respect to the matters to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Recon Technology Ltd., Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, People’s Republic of China. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A: Members of the board of directors and executive officers of the Company do not have any interest in any other proposal that is not shared by all other stockholders of the Company, other than Proposal 1, the election to our board of the nominees set forth herein.

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PROPOSAL 1

ELECTION OF DIRECTOR

(ITEM 1 ON THE PROXY CARD)

Director Biographies

A brief biography of each director in each Class follows. You are asked to vote for one nominee to serve as a Class I member of the board of directors, two nominees to serve as Class II members of the board of directors, and one nominee to serve as a Class III member of the board of directors. The candidate for the board of directors has consented to serve if elected. The terms of the Class I members of the board of directors continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2019, the terms of the Class II members of the board of directors continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2020 and the terms of the Class III members of the board of directors continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2018.

Nominee for election as Class I member of the board of directors to serve a two-year term, whose term will continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2019:

Changqing Yan

Independent Director Nominee

Age –44

Mr. Yan has been working in finance area for a long time. From June 2017, Mr. Yan has been the vice president of Shanghai Hualing Investment Co., Ltd. From June 2016 to February 2017, Mr. Yan was the secretary of the board of Ningbo Sunlight Electrical Appliance, Co. Ltd., a public company in China, and also a director of Ningbo Sunlight Electrical Appliance, Co. Ltd. and is a member of its nominating board. From July 2013 to May 2016, Mr. Yan was the capitalization consultant of Beijing Liujianfang Technology, Co., Ltd. From January 2011 to June 2013, Mr. Yan was the vice president of Shanghai Jinyongxin Investment Co., Ltd. Mr. Yan received his a bachelor’s degree in science in 1996 and a master of law degree in 1999, both from Peking University. Mr. Yan has the lawyer’s certificate. Mr. Yan was nominated as a director because of his extensive experience in capital market.

Existing Class I member of the board of directors, whose term continues until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2019:

Shudong Zhao

Independent Director

Age –72

Before retiring in 2006, Mr. Zhao spent over 30 years working in the oilfield industry. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao was chosen as a director because of his extensive experience in the oilfield industry.

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Nominees for election as Class II members of the board of directors, whose terms continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2020:

Jijun Hu
Independent Director Nominee
Age – 52

Director since 2008

Mr. Hu joined our Board of Directors in 2008. From 1988 to 2003, Mr. Hu served in a variety of positions at our No. 2 test-drill plant, including technician of installation, assets equipment work, electrical installation, control room production dispatcher, Deputy Chief Engineer of the Technology Battalion and Deputy Director of Production. From 2003 to 2005, Mr. Hu served as Head of the Integrated Battalion and he is currently the Head of the Transport Battalion, Senior Electric Engineer. Mr. Hu graduated as an automated professional from the China University of Petroleum in 1988. Mr. Hu was chosen as a director because we believe his years of experience and knowledge gained while working at our No. 2 test-drill plant will prove beneficial to the guidance of our company.

Nelson N.S. Wong

Independent Director Nominee

Age – 55

Director since 2008

Mr. Wong joined our board of directors in 2008. In 1990 Mr. Wong joined the Vigers Group, a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, retail and industrial agency, and property and facilities management. Mr. Wong became the Vice Chairman and CEO of the Vigers Group in 1993. In 1995 Mr. Wong established the ACN Group, a business consulting firm, where he has worked continuously and continues to serve as the Chairman and Managing Partner. Mr. Wong received a bachelor’s degree in arts from the PLA Institute of International Relations in Nanjing in 1983. Mr. Wong was chosen as a director because we believe we can benefit from his leadership skills and management experience.

Nominee for election as Class III member of the board of directors to serve a one-year term, whose term will continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2018:

Yongquan Bi

Director Nominee

Age – 39

Mr. Bi founded Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”) and its subsidiaries including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co. in July 2008. He also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. He has been the Chairman of each of these companies since their incorporation. Mr. Bi entered into a securities purchase agreement with us on November 20, 2017 to purchase 3 million shares for $4.8 million. Mr. Bi received a bachelor’s degree in finance in 2000 and a master’s degree in management in 2003, both from Dongbei University of Finance and Economics. Mr. Bi was nominated as a director because we believe we can benefit from his investment skills and management experience.

Existing Class III members of the board of directors, whose terms continue until the Annual Meeting of Stockholders following the fiscal year ending June 30, 2018:

Shenping Yin
Chief Executive Officer and Director
Age – 48

Director since 2007

In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in the PRC, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director, and serves as Chairman of the board, because he is one of the founders of our company and we believe his knowledge of our company and years of experience in our industry give him the ability to guide our company as a director.

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Guangqiang Chen
Chief Technology Officer and Director
Age – 54

Director since 2007

Mr. Chen has served as our Chief Technology Officer since 2003. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. From 2011 to March 2013, Mr. Chen was a founder and majority shareholder of Qinghai Hua You Downhole Technology Co., Ltd. (“QHHY”). From March 2013 to December 2014, Mr. Chen remained a 40% shareholder of QHHY but was no longer involved QHHY’s day to day operations. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was chosen as a director because he is one of the founders of our company and we believe we can benefit from his years of engineering and management experience in the oil extraction industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board of Directors

Mr. Shenping Yin currently holds both the positions of Chief Executive Officer and Chairman of the board of directors. The board of directors believes that Mr. Yin’s service as both Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Mr. Yin possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s stockholders, employees, customers and suppliers.

We do not have a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on our relatively small company board. We believe this leadership structure is appropriate because we are a smaller reporting company that recently became listed on a public exchange; as such, we deem it appropriate to be able to benefit from the guidance of Mr. Yin as both our Chief Executive Officer and Chairman of the board of directors.

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Risk Oversight

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of the Company’s shares of common stock, or any associate of such persons is a party adverse to Company or has a material interest adverse to the Company.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The four nominees listed in the Proxy Statement have agreed to serve as directors, if elected. If for some unforeseen reason any nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the board of directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the board of directors. Employee directors and non-voting observers do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per each board of directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Total(2)
Nelson N.S. Wong(3)	$8,000	$33,000	$41,000
Hu Jijun(4)	$8,000	$33,000	$41,000
Zhao Shudong(5)	$8,000	$33,000	$41,000

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	None of the directors received any ordinary share awards, nonqualified deferred compensation earnings or non-equity incentive plan compensation in fiscal year 2017.

(3)	On January 31, 2015, the Company granted 25,000 options to Mr. Nelson N.S. Wong. These options vest over a period of three years, and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years, and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2016 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Nelson N.S. Wong, which vest over a period of three years, one third of which vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

(4)	On January 31, 2015, the Company granted 25,000 options to Mr. Hu Jijun, which vest over a period of three years, and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2016 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Hu Jijun, which options vest over a period of three years, one third of which vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

(5)	On January 31, 2015, the Company granted 18,000 options to Mr. Hu Jijun, which vest over a period of three years and one third of them vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. On October 18, 2015, the Company granted 30,000 restricted shares to Mr. Nelson N.S. Wong, which vests over a period of three years and one third of them vest on October 17 of each year beginning in 2016. The grant date fair value of such options was $0.88 per underlying share. These options granted in fiscal 2016 and 2016 are not reflected in the Summary Director Compensation Table. On July 27, 2016, the Company granted 30,000 options to Mr. Zhao Shudong, which options vest over a period of three years and one third of them vest on July 27 of each year beginning in 2017. The grant date fair value of such options was $1.10 per underlying share.

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How does the Board of Directors determine which directors are independent?

The board of directors reviews the independence of each director yearly. During this review, the board of directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the board of directors?

Two of the primary purposes of the Nominating Committee of the board of directors are (i) to develop and implement policies and procedures that are intended to ensure that the board of directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the board of directors and to recommend to the board of directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the board of directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Nominating Committee of the Company’s board of directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the board of directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the board of directors from a number of sources. Current members of the board of directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the board of directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the board of directors and the personality or “fit” of such candidate with existing members of the board of directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees, however, the nominating committee does consider diversity of opinion and experience when nominating directors.

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What are the Nominating Committee’s policies and procedures for considering director candidates recommended by stockholders?

The Nominating Committee will consider all candidates recommended by stockholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the stockholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s board of directors?

All members of the board of directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the board of directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may stockholders communicate with the members of the board of directors?

Stockholders and others who are interested in communicating directly with members of the board of directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Recon Technology, Ltd.
Room 1902, Building C

King Long International Mansion

9 Fulin Road

Beijing 100107 China

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Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.recon.cn and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the board of directors meet in fiscal 2017?

The board of directors met a total of eight (8) times during fiscal 2017. The Compensation Committee, the Audit Committee and the Nominating Committee each met eight (8) times during fiscal 2017. The board of directors invites, but does not require, directors to attend the Annual Meeting of stockholders. All of our directors attended the Company’s last Annual Meeting of stockholders.

What are the committees of the board of directors?

During fiscal 2017, the board of directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of January 4, 2018, their principal functions and the number of meetings held during the fiscal year ended June 30, 2017, are shown below.

Compensation Committee

The members of the Compensation Committee are:

Jijun Hu, Chairman

Nelson N.S. Wong

Shudong Zhao

The Compensation Committee held eight (8) meetings during the fiscal year ended June 30, 2017. The Compensation Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the board of directors concerning executive management organization matters generally;

•	In the area of compensation and benefits, making recommendations to the board of directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the board of directors concerning policies and procedures relating to executive officers;

•	Making recommendations to the board of directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

•	Making recommendations to the board of directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

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The Audit Committee held eight (8) meetings during the fiscal year ended June 30, 2017. The primary responsibility of the Audit Committee is to assist the board of directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Wong qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

•	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes developing and maintaining the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting functions of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

•	Review the financial statements contained in the annual report to stockholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the stockholders;

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within the Company;

•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Shudong Zhao, Chairman

Nelson N.S. Wong

Jijun Hu

The Nominating Committee had eight (8) meetings during the fiscal year ended June 30, 2017. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the board of directors and to make recommendations to the board of directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

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•	Determine and make recommendations to the board of directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•	Oversee the process of evaluation of the performance of the Company’s board of directors and committees;

•	Make recommendations to the board of directors concerning the membership of committees of the board and the chairpersons of the respective committees;

•	Make recommendations to the board of directors with respect to the remuneration paid and benefits provided to members of the board in connection with their service on the board or on its committees; and

•	Evaluate board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The board of directors has determined to provide a process by which stockholders may communicate with the Board as a whole, a board committee or individual director. Stockholders wishing to communicate with the board as a whole, a board committee or an individual member may do so by sending a written communication addressed to the board of directors of the Company or to the committee or to an individual director, c/o Secretary, Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. All communications will be compiled by the Secretary of the Company and submitted to the board of directors or the addressee not later than the next regular board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer, Mr. Yin, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Jia Liu

Chief Financial Officer

Age –34

Ms. Liu has served as our Chief Financial Officer since 2008. Prior to that, Ms. Liu assisted various companies, including Heilongjiang Province Jintian Group, with financial due diligence, field surveys and data analysis. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management, and her master’s degree in industrial economics in 2009 from Beijing Wuzi University.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the board of directors, without special leave of absence from the other members of the board of directors, and the board of directors passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, which expired on March 12, 2017, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the board of directors determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

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EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us to Mr. Shenping Yin, our Chief Executive Officer, Mr. Guangqiang Chen, our Chief Technology Officer, and Ms. Liu, our Chief Financial Officer, for the years ended June 30, 2017 and 2016. No other employee’s total salary exceeded $100,000.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards			Restricted Stock Awards		Total
Shenping Yin, Principal Executive Officer	2017	$125,590	$7,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,357,437
	2016	$125,975	$10,000	$			$281,600	(1)(2)(4)	$417,575
Jia Liu, Chief Financial Officer	2017	$80,000	$4,500		$—	(3)	$478,950	(4)(5)(6)	$563,450
	2016	$80,000	$7,525		$—	(3)	31,680	(4)	$119,205
Guangqiang Chen, Chief Technology Officer	2017	$115,000	$5,272		$—		$2,224,575	(1)(2)(4)(5)(6)	$2,344,847
	2016	$115,893	$10,000		$—		$281,600	(1)(2)(4)	$407,493

(1)	On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin at an aggregate grant date fair value of $284,591 and 135,181 restricted shares to Mr. Chen at an aggregate grant date fair value of $404,191, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2014 are not reflected in the Summary Executive Compensation Table.

(2)	On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $247,500 and 150,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $247,500, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2016 are not reflected in the Summary Executive Compensation Table.

(3)	On January 31, 2015, the Company granted 32,000 options to Ms. Liu. These options vest over a period of three years, one third of which vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. These options granted in fiscal 2016 are not reflected in the Summary Executive Compensation Table.

(4)	On October 18, 2015, the Company granted 320,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $281,600, 320,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $281,600, and 36,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $31,680, based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(5)	On July 27, 2016, the Company granted 360,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $396,000, 360,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $396,000, and 66,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $72,600, based on the stock closing price of $1.10 at July 27, 2016. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date.

(6)	On December 9, 2016, the Company approved management's new plan based on potential performance for the coming three fiscal years from fiscal 2017 to fiscal 2019. During fiscal year 2017, 3,010,000 shares were issued in front and they are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. For more details, please see our current report in the form 6-K filed on December 9, 2016. The amortized compensation for fiscal year 2017 was aggregated to ¥7,449,818 ($1,080,000), based on the stock closing price of $1.35 at December 9, 2016. Among the 3,010,000 shares, assuming the maximum performance will be achieved, the Company granted 1,354,500 restricted shares to Mr. Yin at an aggregate grant date fair value of $1,828,575, 1,354,500 restricted shares to Mr. Chen at an aggregate grant date fair value of $1,828,575 and 301,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $406,350.

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The following table summarizes, as of June 30, 2017, the outstanding options and restricted shares that we granted to our current directors and executive officers and to other individuals as a group.

	Common shares
	underlying options
	awarded/Restricted		Exercise price
Name	Share Units		(US$/share)	Date of grant	Date of expiration
Shenping Yin	*		6.00	7/29/2009	7/28/2019
	*		2.96	3/26/2012	3/26/2022
	*	(1)(2)	—	1/31/2015	1/31/2018
	213,333	(1)	—	10/18/2015	10/18/2018
	360,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	Filing date of the annual report for FY 2019
Jia Liu	*		6.00	7/29/2009	7/28/2019
	*		1.65	1/31/2015	1/31/2025
	*	(1)	—	10/18/2015	10/18/2018
	*	(1)	—	7/26/2016	7/26/2019
	301,000		—	12/9/2016	Filing date of the annual report for FY 2019
Guangqiang Chen	*		6.00	7/29/2009	7/28/2019
	*		2.96	3/26/2012	3/26/2022
	*	(1)(2)	—	1/31/2015	1/31/2018
	213,333	(1)	—	10/18/2015	10/18/2018
	360,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	Filing date of the annual report for FY 2019
Nelson N.S. Wong	*		6.00	7/29/2009	7/28/2019
	*		1.65	1/31/2015	1/31/2025
	*	(1)	—	10/18/2015	10/18/2018
	*	(1)	—	7/26/2016	7/26/2019
Jijun Hu	*		6.00	7/29/2009	7/28/2019
	*		1.65	1/31/2015	1/31/2025
	*	(1)	—	10/18/2015	10/18/2018
	*	(1)	—	7/26/2016	7/26/2019
Shudong Zhao	*		2.96	3/26/2012	3/26/2022
	*		1.65	1/31/2015	1/31/2025
	*	(1)	—	10/18/2015	10/18/2018
	*	(1)	—	7/26/2016	7/26/2019
Other Individuals as a Group	135,600		2.96	3/26/2012	3/26/2022
	300,000		1.65	1/31/2015	1/31/2025
	*	(1)	—	10/18/2015	10/18/2018
	*	(1)	—	7/26/2016	7/26/2019
	200,000	(3)	—	3/15/2017	3/31/2019
	300,000	(3)	—	3/15/2017	3/31/2018
	500,000	(3)	—	3/15/2017	6/15/2017
Total	5,592,266

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

(1)	Restricted share units.

(2)	Including 50,000 restricted shares vested but not yet transferred.

(3)	Granted but not yet issued.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this report, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 10,393,449 Shares, which consists of 9,477,849 Shares outstanding as of January 3, 2018, 915,600 shares subject to options that are exercisable within 60 days after January 3, 2018, 1,500,000 shares that will be issued to a director nominee Yongquan Bi on or before January 20, 2018, and 1,500,000 shares that may be issued to Yongquan Bi on or before January 20, 2018. Please note that on January 23, 2017 we issued in aggregate 2,210,000 shares that are subject to forfeiture and not considered vested within 60 days after January 3, 2018, and as a result, we have not included these shares in the foregoing calculations.

Such shares subject to options are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of Beneficial Ownership	Percentage Ownership
Directors and Senior Management:
Shenping Yin (1)	1,818,344	13.58%
Guangqiang Chen (2)	1,815,476	13.55%
Jijun Hu (3)	70,000	* %
Nelson N.S. Wong (4)	73,000	* %
Shudong Zhao (5)	57,000	* %
Jia Liu (6)	208,000	1.55%
Yongquan Bi (7) (8)	3,000,000	22.40%
Directors and Executive Officers as a Group (seven members)	2,897,218	52.58%
5% or Greater Beneficial Owners:
Hui Lin (9)	833,681	6.22%
Yiquan Chen (9)	833,681	6.22%

(1)	Includes 108,000 options to purchase ordinary shares that are exercisable and 50,000 restricted shares that are vested within 60 days after January 3, 2018.

(2)	Includes 80, 000 options to purchase ordinary shares that are exercisable and 50,000 restricted shares that are vested within 60 days after January 3, 2018.

(3)	Includes 40,000 options to purchase ordinary shares that are exercisable within 60 days after January 3, 2018.

(4)	Includes 43,000 options to purchase ordinary shares that are exercisable within 60 days after January 3, 2018.

(5)	Include 27,000 options that are exercisable within 60 days after January 3, 2018.

(6)	Includes 82,000 options to purchase ordinary shares that are exercisable within 60 days after January 3, 2018.

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(7)	Includes 1,500,000 shares which will be issued on or before January 20, 2018 and 1,500,000 shares which may be issued on or before January 20, 2018, according to the securities purchase agreement (the “Agreement”) between us and Yongquan Bi entered on November 20, 2017. See our current report on Form of 6-K dated November 20, 2017 (Accession No. 0001144204-17-060170).

(8)	Yongquan Bi has paid $2.4 million, the first installment of the securities purchase price, so he is entitled to be issued 1,500,000 shares. $2.4 million, the second installment of the securities purchase price, is due on January 20, 2018. According to the Agreement, the total number shares to be issued to Yongquan Bi will be reduced in the event he fails to pay all of the purchase price on or before the due date. If Yongquan Bi pays no less than $1,757,380.80 on or before January 20, 2018, he will be entitled to no less than 2,598,363 shares in total. As a result, he will hold more than 20% of our shares, which causes a change of control.

(9)	Includes 458,525 Shares held by Yiquan Chen and 375,156 Shares held by Hui Liu. According to a jointly filed Schedule 13D dated December 27, 2010 (Accession No. 0001144204-10-068264), Yiquan Chen and Hui Liu share beneficial ownership of and have joint voting and dispositive power over the aggregate 833,681 Shares.

*	Less than 1%.

Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

Because we do not have access certification to Jidong Oilfield, Nanjing Recon, one of our Domestic Companies, conducted transactions with Jidong Oilfield through Beijing Yabei Nuoda Science and Technology Co. Ltd. (“Yabei Nuoda”), which has access certification to the oilfield and wherein one of the Founders, Mr. Yin Shenping, was the legal representative of Yabei Nuoda before December 2013 and Chairman as of September 30, 2014. On October 30, 2014, Mr. Yin resigned from the chairman position and since that point Yabei Nuoda was no longer a related party of the Company after October 30, 2014. Mr. Yin does not have any equity interest in this company currently.

Sales to related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Xiamen Henda Hitek Computer Network Co. Ltd	¥1,676,036	¥-	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	752,137	-	-	-
Revenues from related parties	¥2,428,173	¥-	¥-	$-

 Purchase from related parties consisted of the following:

	For the years ended June 30,
	2015	2016	2017	2017
	RMB	RMB	RMB	U.S. Dollars
Huanghua Heng Da Xiang Tong Manufacture Ltd	¥862,782	¥338,862	¥-	$-
Xiamen Huangsheng Hitek Computer Network Co. Ltd.	797,587	588,894	-	-
Purchases from related parties	¥1,660,369	¥927,756	¥-	$-

Other payables consisted of the following:

	June 30, 2016	June 30, 2017	June 30, 2017
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥3,144,263	¥3,062,709	$451,899
Due to family member of one owner	285,000	-	-
Due to management staff for costs incurred on behalf of Recon	250,981	251,310	37,080
Total	¥3,680,244	¥3,314,019	$488,979

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The Company also had short-term borrowings` from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2016 and 2017, respectively.

Short-term borrowings	June 30, 2016	June 30, 2017	June 30, 2017
due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.75% annual interest, due on September 25, 2016	¥1,807,207	¥-	$-
Short-term borrowing from a Founder, 5.75% annual interest, due on October 10, 2016	2,409,610	-	-
Short-term borrowing from a Founder's family member, 5.43% annual interest, due on November 4, 2016	1,805,180	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 16, 2016	1,500,000	-	-
Short-term borrowing from a Founder's family member, no interest, due on December 28, 2016	400,000	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on March 10, 2017	2,529,795	-	-
Short-term borrowing from a Founder, 5.22% annual interest, due on May 6, 2017	2,490,056	-	-
Short-term borrowing from a Founder, 5.65% annual interest, due on August 24, 2017*	-	62,692	9,251
Short-term borrowing from a Founder, 5.65% annual interest, due on August 31, 2017**	-	1,260,165	185,936
Short-term borrowing from a Founder, 5.65% annual interest, due on August 31, 2017***	-	1,420,223	209,552
Short-term borrowing from a Founder, 5.65% annual interest, due on September 11, 2017****	-	722,262	106,569
Short-term borrowing from a Founder, 5.65% annual interest, due on September 16, 2017*****	-	541,187	79,851
Short-term borrowing from a Founder, 5.65% annual interest, due on September 18, 2017******	-	804,530	118,707
Short-term borrowing from a Founder's family member, no interest, due on December 31, 2017	-	350,000	51,642
Short-term borrowing from a Founder, 5.22% annual interest, due on May 10, 2018*******	-	2,529,428	373,214
Short-term borrowing from a Founder, 5.22% annual interest, due on June 7, 2018********	-	2,477,521	365,555
Total short-term borrowings due to related parties	¥12,941,848	¥10,168,008	$1,500,277

*	As of August 24, 2017, the short-term borrowing was fully paid back.

**	As of August 31, 2017, the short-term borrowing was fully paid back.

***	As of August 31, 2017, the short-term borrowing was fully paid back.

****	As of September 11, 2017, the short-term borrowing was fully paid back.

*****	As of September 16, 2017, the short-term borrowing was fully paid back.

******	As of September 18, 2017, the short-term borrowing was fully paid back.

*******	As of September 12, 2017, the short-term borrowing was fully paid back.

********	As of September 12, 2017, the short-term borrowing was fully paid back.

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Account payable due to related parties - The Company purchased automation products and heating furnaces from Xiamen Huangsheng Hitek Computer Network Co. Ltd (“Huangsheng Hitek”) and HuangHua Heng Da Xiang Tong Manufacture Ltd (“Huanghua Xiang Tong”), the ending balance of accounts payable due to Huangsheng Hitek as of June 30, 2016 and 2017 were both nil. On March 18, 2016, the Company terminated its equity investment in Huanghua Xiang Tong and therefore has no related-party relationship with this entity after March 18, 2016.

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.25 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	July 10, 2014 - March 31, 2018	¥60,000	$8,853
BHD	Chen Guangqiang	January 1, 2015 - December 31, 2017	22,500	3,320
BHD	Mr Chen's family member	January 1, 2015 - December 31, 2017	47,500	7,009
Recon BJ	Yin Shenping	July 1, 2016 - June 30, 2018	10,000	1,475

Expenses paid by the owner on behalf of Recon - One owner of Nanjing Recon, the CEO and the CTO paid certain operating expenses for the Company. As of June 30, 2016 and 2017, ¥3,144,263 and ¥3,062,709 ($451,899) was due to them, respectively.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu and Mr. Zhao are our independent directors. If elected, Mr. Yan will be another independent director.

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PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2018

(ITEM 2 ON THE PROXY CARD)

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the board of directors during fiscal year 2017?

The members of the Audit Committee as of June 30, 2017 were Nelson N.S. Wong, Shudong Zhao and Jijun Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The board of directors has determined that Mr. Wong, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.recon.cn under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2017, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

22

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2017?

The Audit Committee has:

·	reviewed and discussed the audited financial statements with the Company’s management; and

·	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the 2017 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

Friedman LLP has supplied the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed Friedman LLP’s independence with Friedman LLP. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2017?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the board of directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2017.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2017?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during fiscal 2017 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee as of June 30, 2017:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2016 and 2017, Friedman LLP’s audit fees were $190,000 and $180,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal years 2016 and 2017.

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Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal years 2016 and 2017.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal years 2016 and 2017.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF FRIEDMAN LLP
AS THE COMPANY'S FISCAL 2017 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

24

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the board of directors who served on the Compensation Committee during the fiscal year ended June 30, 2017 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission reports of ownership and changes in beneficial ownership of the Company’s ordinary shares. Directors, executive officers and greater than ten percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

Availability of Form 20-F to Stockholders

Rules promulgated by the SEC require us to provide an Annual Report to Stockholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended June 30, 2017 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China, by calling 010-84945799 or via the Internet at www.recon.cn. Please note that subsequent to filing the annual report for the year ended June 30, 2017, the Company determined to file on Form 20-F and other forms available to foreign private issuers.

Stockholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, stockholder proposals must be submitted in writing to: Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Stockholders Sharing an Address

We may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: Secretary, Recon Technology, Ltd., 1902 Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107, People’s Republic of China; +86 (10) 8494 5799.

Other Matters to Come Before the Meeting

The board of directors is not aware of any other business to be acted upon at the Annual Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Annual Meeting of the stockholders will be conducted at such meeting.

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Documents Incorporated By Reference

 The SEC allows us to “incorporate by reference” information into this Proxy Statement.  This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this Proxy Statement, except for any information that is superseded by information that is included directly in this Proxy Statement or in any other subsequently filed document that also is incorporated by reference herein.

This Proxy Statement incorporates by reference our Annual Report on Form 20-F the fiscal year ended June 30, 2017 filed with the SEC on September 28, 2017.

26

Annex A

Form of Proxy Card

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided.
* SPECIMEN *
1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY FAX Mark, sign and date your proxy card and fax it to 646-536-3179.

VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China on January 26, 2018, at 9:00 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Recon Technology, Ltd.

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	To elect following directors:

1a.	One Class I director to serve a term expiring at the Annual Meeting of stockholders following the fiscal year ending June 30, 2019.

(i) Changqing Yan	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

1b.	Two Class II directors to serve terms expiring at the Annual Meeting of stockholders following the fiscal year ending June 30, 2020.

(i) Jijun Hu	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(ii) Nelson N.S. Wong	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

1c.	One Class III director to serve a term expiring at the Annual Meeting of stockholders following the fiscal year ending June 30, 2018.

(i) Yongquan Bi	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

2.	To ratify appointment of Friedman LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2018.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.  ☐

* SPECIMEN *	AC:ACCT9999	90.00

RECON TECHNOLOGY, LTD.

Annual Meeting of Stockholders

January 26, 2018

RECON TECHNOLOGY, LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Mr. Shenping Yin, with full power of substitution, as proxy to represent and vote all shares of common shares, of Recon Technology, Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company to be held on January 26, 2018 at 9:00 a.m. Beijing Time at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, upon matters set forth in the Notice of 2017 Annual Meeting of Stockholders, a copy of which has been received by the undersigned. Each share of common shares is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Friedman LLP and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Stockholders on January 26, 2018 at 9:00 am. Beijing Time. ☐

(Continued and to be signed on Reverse Side)